SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
Root, Inc.
_____________________________________________________
(Name of Issuer)
Common Stock
_____________________________________________________
(Title of Class of Securities)
77664L108
_____________________________________________________
(CUSIP Number)
December 31, 2021
_____________________________________________________
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
    ☒ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 77664L108

1.		Names of Reporting Persons Daniel C. Manges
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ◻
(b) ◻
3.		SEC USE ONLY
4.		Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 6,651,889 shares(1)
	6.	Shared Voting Power Not applicable.
	7.	Sole Dispositive Power 6,651,889 shares(1)
	8.	Shared Dispositive Power Not applicable.
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 6,651,889 shares(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) □
11.		Percent of Class Represented by Amount in Row 9 4.45%(2)
12.		Type of Reporting Person (see instructions) IN
(1)Reflects the Reporting Person’s holdings as of the date of this filing and includes 6,167,397 shares of Class A Common Stock held by the Manges Trust dated January 27, 2016 (the “Manges Trust”). As of December 31, 2021, the Reporting Person held 10,401,889 Shares of Class B Common Stock, including 9,917,397 shares of Class B Common Stock held by the Manges Trust. Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock.
(2)This percentage set forth on the cover sheets is calculated based upon 142,978,930 shares of Class A Common Stock reported to be outstanding as of December 31, 2021, as provided by the Issuer.

CUSIP No. 77664L108

1.		Names of Reporting Persons Manges Trust dated January 27, 2016
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ◻
(b) ◻
3.		SEC USE ONLY
4.		Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 6,167,397 shares(1)
	6.	Shared Voting Power Not applicable.
	7.	Sole Dispositive Power 6,167,397 shares
	8.	Shared Dispositive Power Not applicable.
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 6,167,397 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ◻
11.		Percent of Class Represented by Amount in Row 9 4.14%(2)
12.		Type of Reporting Person (see instructions) OO
(1)    Reflects the Reporting Person’s holdings as of the date of this filing. As of December 31, 2021, the Reporting Person held 9,917,397 shares of Class B Common Stock in the Manges Trust. Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock.
(2)     This percentage set forth on the cover sheets is calculated based upon 142,978,930 shares of Class A Common Stock reported to be outstanding as of December 31, 2021, as provided by the Issuer.

Item 1(a).	Name of Issuer: Root, Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices: 80 E. Rich Street, Suite 500, Columbus, OH 43215
Item 2(a).	Name of Person Filing: Daniel C. Manges Manges Trust dated January 27, 2016 (“Manges Trust”)
Item 2(b).	Address of Principal Business Office or, if none, Residence: The address and principal business office of the Reporting Person is: 829 Bethel Road, #302 Columbus, Ohio 43214
Item 2(c).	Citizenship: Daniel C. Manges US Citizen Manges Trust Ohio
Item 2(d).	Title of Class of Securities: Common Stock
Item 2(e).	CUSIP Number: 77664L108
Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);
(d)	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	Group, in accordance with §240.13d–1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: ____
Item 4.    Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.
(a)Amount Beneficially Owned:

Daniel C. Manges        6,651,889 shares1
Manges Trust            6,167,397 shares

(b)Percent of Class:

Daniel C. Manges        4.45%
Manges Trust            4.14%

(c)Number of shares as to which the person has:
(i)Sole power to vote or to direct the vote:

Daniel C. Manges        6,651,889 shares1
Manges Trust            6,167,397 shares

(ii)Shared power to vote or to direct the vote:
Not applicable.
(iii)Sole power to dispose or to direct the disposition of:

Daniel C. Manges        6,651,889 shares1
Manges Trust            6,167,397 shares

(iv)Shared power to dispose or to direct the disposition of:
Not applicable.

(1)    Includes 6,167,397 shares of Class A Common Stock held by the Manges Trust.

Item 5.Ownership of 5 Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following 🗷.
Item 6.Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.
Item 7.Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.Identification and Classification of Members of the Group
Not applicable.
Item 9.Notice of Dissolution of a Group
Not applicable.
Item 10.Certification
Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

/s/ Daniel C. Manges
Daniel C. Manges
Individually and as Trustee of the Manges Trust
dated January 27, 2016